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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UNIOIL

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

94808 30 0

(CUSIP Number)

Charles E. Ayers, Jr., 710 N. Hamilton Street, Richmond, VA 23221-2035 (804) 358-4731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. ....

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles E. Ayers, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) .... (b) ....
3.	SEC Use Only ....
4.	Source of Funds (See Instructions) 00;PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ....
6.	Citizenship or Place of Organization .... U.S.A.

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power	6,851,983
	8.	Shared Voting Power	949,956
	9.	Sole Dispositive Power	6,851,983
	10.	Shared Dispositive Power	949,956

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,801,939
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ....
13.	Percent of Class Represented by Amount in Row (11) 81.8
14.	Type of Reporting Person (See Instructions) IN

2

Item 1.       Security and Issuer

            This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Unioil, a Nevada corporation (“Unioil” or the “Issuer”).  The address of the principal executive offices of the Issuer is 3817 Carson Avenue, P.O. Box 200310, Evans, CO 80620.

Item 2.       Identity and Background

            The name of the person filing this statement is Charles E. Ayers, Jr.  His business address is 710 North Hamilton Street, Richmond, VA 23221-2035.

            Mr. Ayers’ principal occupation is attorney at law with the firm of Ayers & Stolte.  The address of Ayers & Stolte is as shown for Mr. Ayers, above.  Mr. Ayers is and was at all relevant times an officer and director of Unioil.

            Mr. Ayers has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Ayers has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Mr. Ayers is a citizen of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration

            The numbers of shares of Common Stock owned or controlled by the Reporting Person, Mr. Ayers, as stated in Rows 7, 9 and 11 of the facing sheet of this statement represent totals that are the results of separate transactions listed as Transaction Nos. 1 and 2 as follows:

            (1)        Transaction No. 1:  By a transaction consummated on or about February 15, 2006, Mr. Ayers transferred to his son, Alexander H. Ayers and to his wife, Sarah M. Ayers, 227,489 shares of Common Stock and 200,823 shares of Common Stock, respectively.  As a result of this transaction, the number of shares over which Mr. Ayers held sole voting power and sole dispositive power decreased to 5,551,771 shares (or 55.6% of the total number of shares of Common Stock issued and outstanding at that time) and the number of shares in which Mr. Ayers may be deemed to have been a beneficial owner did not change.

            (2)        Transaction No. 2:  By a transaction consummated on or about September 28, 2006, Mr. Ayers acquired a total of 1,300,212 shares of Common Stock from D. David Cohen with consideration from Mr. Ayers for those shares consisting of accepting those shares as satisfaction of a loan in the principal amount of $455,000 made by Mr. Ayers to Mr. Cohen to purchase those shares on or about June 29, 2006.  The loan from Mr. Ayers to Mr. Cohen is described in, and the relevant Promissory Note is attached to the Schedule 13D filed with the SEC on July 25, 2006 by Mr. Cohen.  As a result of that transaction, Mr. Ayers had sole voting power and sole dispositive power over 6,851,983 shares (or approximately 71.8% of the total shares of Common Stock issued and outstanding at that time).  The number of shares of which Mr. Ayers may be deemed to have been a beneficial owner increased to 7,801,939 shares (or approximately 81.8% of the total shares of Common Stock issued and outstanding at that time).  The total number of shares of Common Stock issued and outstanding decreased from 9,993,969 shares to 9,541,469 shares as a result of 452,500 shares that were returned to the Issuer as explained in Note 9 (“Litigation Settlement Recovery”) of the Unaudited Condensed Financial Statements of the Issuer filed with its report on Form 10-QSB for the quarterly period ended June 30, 2006.

Item 4.       Purpose of Transactions

            The transactions described in Item 3 were all made by or caused to be made by Mr. Ayers for ordinary investment purposes.

Item 5.       Interest in Securities of the Issuer

            As of the date of this statement, Mr. Ayers was the record owner or the beneficial owner, or both, of an aggregate of 7,801,939 shares of Common Stock.  Those shares represented approximately 81.8% of the issued and outstanding Common Stock.  As of such date, Mr. Ayers held the sole power to vote and dispose of 6,851,983 shares of Common Stock.  As of such date, the four members of the immediate family of Mr. Ayers shared with him the power to vote and dispose of and held the sole right to receive dividends in respect of, the remaining 949,956 shares of Common Stock.

Item 6.       Contracts, Arrangements, Understandings or Relationships with
                   Respect to Securities of the Issuer

            The Reporting Person, Charles E. Ayers, Jr., has an unwritten understanding or agreement with his wife, Sarah M. Ayers, and their three children, Charles E. Ayers, III, J. Mason Ayers and Alexander H. Ayers, whereby Charles E. Ayers, Jr. may be deemed to have a beneficial ownership interest in but does not have sole voting power or sole dispositive power over the stock owned by his wife and children as described or referred to in this statement.  The nature of the interest of Mr. Ayers in the Common Stock held by his wife and children is that of shared voting power and shared dispositive power as reflected in the information stated in Rows 8 and 10 of the facing sheet of this statement.

Item 7.       Material to be Filed as Exhibits

            None.

Signature

            After reasonable inquiry and to be the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  ____10/9/06___________________

_/s/ Charles E. Ayers, Jr._______________
Signature

Charles E. Ayers, Jr.
Name/Title